
December 18, 2020

Michael Freedman
Chief Executive Officer
Lighthouse Life Capital, LLC
1100 E. Hector Street, Suite 415
Conshohocken, PA 19428

> **Re: Lighthouse Life Capital, LLC**
> **Amendment Nos. 1 and 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 4 and December 15, 2020**
> **File No. 024-11380**

Dear Mr. Freedman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

Amendment No. 1 to Form 1-A filed December 15, 2020

Combined Comparative Financial Statements for the fiscal years ended September 30, 2019 and 2018
Report of Independent Registered Public Accounting Firm, page F-22

1. Please ask your auditors to revise their audit report to cover the combined financial statements for the fiscal years ended September 30, 2019 and 2018, and also identify the second component or your predecessor, Lighthouse Life Direct, LLC. In addition, have your auditors update the date of their report to the date they signed off on the audit of your combined financial statements.

Independent Auditor Consent, page Exhibit

2.   Given the recent revisions to your financial statements, please have your auditors revise their consent provided as Exhibit 11(a) to provide the following:
- Reference to the combined audited financial statements for the fiscal years ended September 30, 2019 and 2018, and identify Lighthouse Life Direct, LLC, as being part of your combined predecessor; and
- A then-current date of the consent.

        You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance